FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2011

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	No	✓

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.
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This Form 6-K consists of:

A press release regarding the signing of a joint venture agreement between JA Solar Holding Co., Ltd. (the “Registrant”) and a Singapore affiliate of MEMC Electronic Materials, Inc. (“MEMC”),  to build and operate a solar cell production facility in China, made by the Registrant in English on March 7, 2011.

JA Solar and MEMC Announce Solar Cell Production Joint Venture
JV Will Have Initial Solar Cell Capacity of 250MW

SHANGHAI and ST. PETERS, Mo., Mar 7, 2011 --  JA Solar Holdings Co., Ltd. (Nasdaq:JASO) ("JA Solar") and MEMC Electronic Materials, Inc. (NYSE:WFR) ("MEMC") today announced a joint venture agreement between JA Solar and MEMC's affiliate, MEMC Singapore, to build and operate a solar cell production facility in China. In Phase One of the project, the joint venture will build a production facility with a capacity of 250 megawatts (MW) of photovoltaic (PV) cells.

The Phase One production facility will be located at JA Solar's Yangzhou site, and is expected to begin commercial production in the second half of 2011. In later phases, total production capacity may be expanded up to 1GW. The joint venture will be a 50/50 partnership between JA Solar and MEMC Singapore.

"We are delighted to embark on this exciting initiative with MEMC, and to continue our successful approach to partnering with the world's leading solar companies," said Dr. Peng Fang, CEO of JA Solar. "This milestone agreement is further proof of the success of our focus on being the leading provider of value-added tolling technology and production solutions. By choosing to partner with JA Solar, we believe that MEMC recognizes the value we offer, and the support we provide to our partners' growth strategies. We expect that this alliance will further enhance the sustainability and profitability of our business over the long term."

Ken Hannah, President of MEMC Solar Materials, commented, "Building on our several years of successful strategic cooperation, JA Solar was an ideal choice as our partner for this project. With its manufacturing capability, industry-leading cost structure and clear understanding of MEMC's business objectives, I'm confident that JA Solar will play a vital role in the success of this joint-venture."

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit www.jasolar.com.

About MEMC

MEMC is a global leader in semiconductor and solar technology. MEMC has been a pioneer in the design and development of silicon wafer technologies for 50 years. With R&D and manufacturing facilities in the U.S., Europe and Asia, MEMC enables the next generation of high performance semiconductor devices and solar cells. Through its SunEdison subsidiary, MEMC is also a developer of solar power projects and a worldwide leader in solar energy services.

MEMC's common stock is listed on the New York Stock Exchange under the symbol "WFR" and is included in the S&P 500 Index. For more information about MEMC, please visit www.memc.com.

Forward Looking Statements

Certain matters discussed in this press release are forward-looking statements, including that the facility is expected to have initial capacity of 250 megawatts; that capacity may be expanded to 1 gigawatt; and that the joint venture is expected to begin commercial production in the second half of 2011. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include the ability of the parties to reach expected capacity; delays or interruptions in bringing the plant online; the timely availability of required permits and authorizations from governmental entities and third parties; the ability of the parties to perform their obligations under the joint venture agreement; and other risks described in MEMC's filings with the Securities and Exchange Commission, including its Form 10-K for the 2009 fiscal year and its quarterly reports on Form 10-Q for the first, second and third quarters of 2010. These forward-looking statements represent MEMC's judgment as of the date of this release. MEMC disclaims, however, any intent or obligation to update these forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By	/s/ Peng Fang
Name:	Peng Fang
Title:	Chief Executive Officer

Date: March 14, 2011